EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months ended March 31,			Years Ended June 30,
	2010*	2009	2009	2008	2007
Earnings:
Income (loss) before income taxes and noncontrolling interests	$17,941,649	$11,643,894	$16,795,970	$8,471,001	$7,213,754
Fixed charges (see below)	$112,457	$560,257	$632,446	$933,053	$361,254
Interest capitalized
Total earnings for computation of ratio	$18,054,106	$12,204,151	$17,428,416	$9,404,054	$7,575,008

Fixed charges:
Interest expense	$112,457	$560,257	$632,446	$933,053	$361,254
Interest capitalized	-	-	-	-	-
Finance charges from early retirement benefits cost	-	-	-	-	-
Bills discounting charges	-	-	-	-	-
Estimated interest portion of rental expense	-	-	-	-	-
Total fixed charges	$112,457	$560,257	$632,446	$933,053	$361,254

Earnings to fixed charges	160.5	21.8	27.6	10.1	21.0

* The Company’s fiscal year-end is June 30.